Execution Copy

SAFEWAY INC.
CONFIDENTIAL
October 30, 2013
Sobeys Inc.
115 King Street
Stellarton, Nova Scotia B0K 1S0
Canada

Attention:     Paul Jewer, Chief Financial Officer
Fax:         (902) 928-1101
Email:        paul.jewer@sobeys.com

Empire Company Limited
115 King Street
Stellarton, Nova Scotia B0K 1S0
Canada

Attention:     Paul Beesley, Executive Vice President and CFO
Fax:         (902) 928-1723
Email:        paul.beesley@empireco.ca

Re:	Amendment to Asset Purchase Agreement

Dear Sirs,
Reference is made to that certain Asset Purchase Agreement dated June 12, 2013 (the “Agreement”) among Canada Safeway Limited (now known as Canada Safeway ULC), Canada Safeway Liquor Stores ULC, Safeway Inc. (“Parent”), Safeway New Canada, Inc., Sobeys Inc. (“Sobeys”) and Empire Company Limited (“Empire”). Unless otherwise specified, terms initially capitalized in this letter agreement (the “Letter Agreement”) and not defined herein shall have the meaning given to them in the Agreement.
We have determined that certain rights related to private label brands and certain other intellectual property rights will be granted directly by Parent (rather than by the

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Vendors) to Empire and/or its Affiliates in connection with the Agreement. These rights will be granted pursuant to perpetual license agreements under which the licensor is Parent and the licensee is Empire or one or more of its Affiliates. In order to reflect these arrangements, the Agreement must be amended to provide, among other things, for the delivery by Purchaser directly to Parent of the appropriate amount of consideration for the grant of this license.
In addition, other amendments to the Agreement are appropriate to clarify the operation of certain provisions of the Agreement.
We would therefore propose, pursuant to Section 12.8 of the Agreement, and for good and valuable consideration, the receipt and sufficiency of which are acknowledged by the Parties, to hereby amend the Agreement as follows:
1.Inclusion of Assigned Bank Accounts in Purchased Assets
(a)    Section 2.1 of the Agreement is hereby amended by adding the following new subsection:
“(p)     Assigned Bank Accounts. The Assigned Bank Accounts.”
(b)    Section 2.2 of the Agreement is hereby amended by deleting subsection (a) thereof and replacing it with the following:

“(a)	Cash. All cash and cash equivalents (including interest and short-term investments) of the Vendors (including all bank accounts) other than the Cash Floats and the Assigned Bank Accounts;”
(c)    The following definition is hereby inserted into Section 1.1 of the Agreement in alphabetical order:
“‘Assigned Bank Accounts’ means those bank accounts of the Vendors identified on Annex 1 hereto.”
(d)    Annex 1 to this Letter Agreement is hereby attached as Annex 1 to the Agreement.

2.    US Purchased Assets; Allocation Among the Vendors
(a)    Section 2.6 of the Agreement is hereby deleted and replaced with the following:
“2.6    Purchase Price.
The aggregate consideration for the Purchased Assets payable at Closing shall be (i) an amount equal to five billion eight hundred million dollars ($5,800,000,000), plus any Interest Amount as may be payable pursuant to Section 8.1, which, subject to Section 2.16, shall be paid by Scotland to the Vendors as described below (the “Cash Consideration”), plus (ii) the amount of the Assumed Liabilities (collectively, and as may be adjusted pursuant to Section 2.7, the “Purchase Price”). At Closing, Scotland shall assume the Assumed Liabilities and pay an amount equal to the Cash Consideration in immediately available funds to an account or accounts designated in writing by Parent. Subject to Section 2.16, the portion of the Purchase Price to which each Vendor shall be entitled shall be such portion as is determined in accordance with the Final Allocation.”
(b)    The following provision is hereby inserted into the Agreement as new Section 2.16:
“2.16    US Licenses and Site Management Agreement

(a)	For the purposes of this Agreement, and notwithstanding Section 2.1, the Purchased Assets shall include the rights granted by Parent under the US License Agreements.

(b)
Subject to and upon the terms and conditions set forth herein, at Closing, Scotland’s Affiliate, Sobeys West Inc. (“Sobeys West”), shall enter into (or assume from London) the US License Agreements, which shall be effective from and after the Effective Time.

(c)
In addition, London may transfer one or more Leases to 0984093 B.C. Unlimited Liability Company (“LeaseCo”), a direct wholly-owned subsidiary of London, and, as an inducement to LeaseCo entering into a site management agreement in respect of the applicable location(s) as may be agreed between London and Scotland, and in respect of an option for Scotland to acquire any interests from LeaseCo, as applicable, in such Lease(s) upon the expiry or termination of such site management agreement(s) for nominal consideration, Scotland shall pay to LeaseCo, as applicable, an amount equal to the fair market value of rights granted with respect to the applicable Lease(s) subject to the site management agreement (the “SMA Amount”) as determined in good faith by Scotland at Closing, plus applicable Taxes.

(d)
Notwithstanding Section 2.6, at Closing, (i) that portion of the Cash Consideration as is equal to the Estimated Royalties shall be paid by Scotland to Parent (and for the avoidance of doubt, such amount shall not be paid to the Vendors) pursuant to the obligation of Scotland to pay the Royalties under the US License Agreements, in immediately available funds to an account or accounts designated in writing by Parent and (ii) that portion of the Cash Consideration as is equal to the SMA Amount shall be paid by Scotland to LeaseCo (as shall be directed by LeaseCo) (and for the avoidance of doubt, such amount shall not be paid to the Vendors) in immediately available funds to an account or accounts designated in writing by LeaseCo. For purposes of this Agreement, and for the avoidance of doubt, the Royalties and the SMA Amount shall each be treated as a component of the Cash Consideration, and the amount of the Royalties and the SMA Amount shall be determined pursuant to Section 6.10(d) as if each were a portion of the Purchase Price.

(e)	Following the determination of the Final Allocation:

(i)
if the Royalties exceed the Estimated Royalties, then Scotland shall remit to Parent an amount equal to such excess, provided that the Vendors shall have made any payment to Scotland as required pursuant to Section 2.16(e)(iii);

(ii)
if the Royalties are less than the Estimated Royalties, then Parent shall remit to Scotland an amount equal to such deficiency, provided that Scotland shall have made any payment to the Vendors as required pursuant to Section 2.16(e)(iii);

(iii)
in either of the cases described in the foregoing clauses (i) and (ii), corresponding remittances shall be made between Scotland and the Vendors to reflect the portion of the Purchase Price that does not constitute the Royalties;

(iv)	the Parties may agree to effect such remittances in an alternative manner, in order to minimize the number of adjustment payments hereunder;

(v)	if Scotland shall have remitted, in connection with the payment of the Estimated Royalties described in Section 2.16(d),

withholding tax under the Canadian Tax Act in excess of the withholding tax actually payable as a result of the payment of the Royalties as finally determined, Parent shall apply to the Canada Revenue Agency for a refund of any such excess withholding tax; and

(vi)
if Scotland shall have remitted in connection with the payment of the Estimated Royalties described in Section 2.16(d), withholding tax under the Canadian Tax Act that is less than the withholding tax actually payable as a result of the payment of the Royalties as finally determined, Scotland shall forthwith remit to the Canada Revenue Agency the amount of such deficiency.

(c)    Section 2.1 of the Agreement is hereby amended by replacing the parenthetical “(collectively, ‘Purchased Assets’)” with the following:
“(collectively, and subject to Section 2.16, ‘Purchased Assets’)”
(d)    The following definitions are hereby inserted into Section 1.1 of the Agreement in alphabetical order:
“‘Estimated Other IP Royalty’ means the Purchaser’s best estimate of the Other IP Royalty at Closing, the amount of such estimate being $100.
‘Estimated Private Label Packaging Royalty’ means the Purchaser’s best estimate of the Private Label Packaging Royalty at Closing, the amount of such estimate being $100.
‘Estimated Royalties’ means the total of the Estimated Other IP Royalty and the Estimated Private Label Packaging Royalty.
‘Other IP License Agreements’ means the Intercompany License Agreement between Purchaser and London, as shall be amended and assigned to and assumed by Sobeys West at Closing pursuant to an Amendment and Assignment and Assumption Agreement, each substantially in the forms attached as Annex 2 hereto.
‘Other IP Royalty’ means the up-front royalty payable by Purchaser to Parent pursuant to the Other IP License Agreement, as finally determined pursuant to the Final Allocation.

‘Private Label Packaging License Agreement’ means the Private Label Packaging License Agreement to be entered into between Parent and Sobeys West at Closing in the form attached as Annex 3 hereto.
‘Private Label Packaging Royalty’ means the up-front royalty payable by Purchaser to Parent pursuant to the Private Label Packaging License Agreement, as finally determined pursuant to the Final Allocation.
‘Royalties’ means, collectively, the Other IP Royalty and the Private Label Packaging Royalty.
‘US License Agreements’ means the Other IP License Agreement and the Private Label Packaging License Agreement.”
(e)    Annex 2 and Annex 3 to this Letter Agreement are hereby attached as Annex 2 and Annex 3, respectively, to the Agreement.
(f)    Section 6.10(d) of the Agreement is hereby amended by the addition of the following sentence as the ending sentence in the Section:
“The Parties agree to bring any dispute with the Allocation of Purchase Price with respect to Intellectual Property that is subject to the US License Agreements to the Accounting Firm within 10 days following the later of (i) the Closing, and (ii) the date Scotland shall have delivered to Parent and the Vendors a technical valuation report (together with reasonable supporting documentation) prepared by Scotland’s valuation advisor, Ernst & Young LLP, and, thereafter, the Parties shall use commercially reasonable effects to cause the Final Allocation with respect to such Intellectual Property to be determined within 40 days of Closing.”

(g)    Section 6.10(e) of the Agreement is hereby amended by the addition of the following proviso at the end of such Section:
“; provided, however, that, notwithstanding the foregoing, in the event that the Parties are unable, prior to the Closing, to mutually agree on an allocation of the Allocated Amounts in respect of the Purchased Assets in respect of which Transfer Taxes are due at the Closing, then Scotland shall be entitled to determine such amounts in good faith and such amounts shall be subject to final determination in accordance with the dispute resolution mechanism set forth in Section 6.10(d) (it being agreed that, in all cases, Scotland shall be responsible for any Transfer Taxes as may be or become due in respect of such Purchased Assets, regardless of the Final Allocation in respect thereof).”

3.    Assigned Bank Account Cash True-Up. The following provision is hereby inserted into the Agreement as new Section 2.17:

“2.17    Cash True-Up for Assigned Bank Accounts
No later than the Business Day immediately following the Closing Date, Scotland shall pay to London cash in an amount equal to the aggregate balances of the Assigned Bank Accounts at the Effective Time (based on the latest bank statements available prior to the Effective Time). No later than the tenth (10th) Business Day following the Closing, Scotland shall pay to London cash equal to the amounts deposited into the Assigned Bank Accounts subsequent to the time of such bank statements that are in respect of any store receipts prior to the Effective Time. Scotland shall provide London with bank statements, deposit statements and other reasonable documentation as requested by London with respect to the Assigned Bank Accounts related to the foregoing. Scotland shall make such payment in immediately available funds in accordance with written instructions provided by London. If, following the payments made following the Closing as contemplated by this Section 2.17, any additional amount is deposited in any of the Assigned Bank Accounts that relates to store receipts prior to the Effective Time, Scotland will promptly pay such amount to London in immediately available funds. The Vendors and Parent confirm that payments made pursuant to this Section 2.17 shall constitute a return to the Vendors of the Cash described in Section 2.2(a) and the Debit and the Credit Card Receivables described in Section 2.2(g) of this Agreement.”
4.    Date, Time and Place of Closing
(a)    Section 8.1 of the Agreement is hereby deleted and replaced with the following:
“8.1    Date, Time and Place of Closing.
The completion of the Transactions shall take place at the offices of Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 4000, Toronto, ON, on the Closing Date or at such other place, on such other date and at such other time as may be agreed upon in writing between the Parties hereto with effect from the Effective Time; provided, however, that if the Closing shall have occurred on or prior to 12:00 noon, Pacific Time, November 8, 2013, the Parties agree that the “Effective Time” for all purposes under this Agreement shall be deemed to be 12:01 a.m., Pacific Time, Sunday, November 3, 2013; provided, further, that, in such case, Buyer shall pay at the Closing, in accordance with Section 2.6, an additional amount as additional Purchase Price equal to an amount computed as if such amount were interest on the amount of the Cash Consideration at the rate of one percent (1%) per annum for each calendar day or portion thereof from and including November 3, 2013 through to, but not including, the Closing Date (the “Interest Amount”).
(b)    The following definition in Section 1.1 of the Agreement is hereby deleted and replaced with the following:
“’Effective Time’ means 12:01 a.m., Pacific Time, on the Closing Date or such other time as may be determined under Section 8.1.”
(c)    The following definition is hereby inserted into Section 1.1 of the Agreement in alphabetical order:
“‘Interest Amount’ has the meaning specified in Section 8.1.”
5.    Distribution of Net Asset Amount
The Parties hereby confirm their mutual understanding regarding the Distribution of Net Asset Amount as follows:
(a)    the procedure described in paragraph (ii) of the definition of “Distribution of Net Asset Amount” may involve multiple additions to capital and subsequent distributions rather than one single addition to capital and subsequent distribution; and
(b)    any dividends and distributions contemplated by the definition of “Distribution of Net Asset Amount” may be made (i) in cash, (ii) in kind, (iii) by issuing a promissory note in full satisfaction of all or any portion of such dividends or distributions, or (iv) in any combination of the foregoing forms, as may be determined by Parent and Vendors in their sole discretion.
6.    Assistance By the Vendors

The Parties hereby confirm their mutual understanding regarding certain matters under Section 11.4 as follows:
(a)     the provisions of Section 11.4(a)(ii) shall include, at the request and expense of Scotland, the exercise of any options or renewals set forth in the applicable Leases, provided that, for so long as the provisions of Section 11.4 remain in effect (including for greater certainty at such time that any such option or renewal is negotiated or exercised), Scotland shall use commercially reasonable efforts to obtain all necessary consents in order to transfer the applicable Lease(s) or to enter into new lease(s) such that London or LeaseCo, as applicable, is no longer the tenant under such Lease(s);
(b)    the obligations of the Vendors under Section 11.4 shall include causing LeaseCo to comply with the applicable provisions of Section 11.4 in respect of any locations subject to Section 2.16(c); and
(c)    Section 11.4(b)(i) of the Agreement is hereby amended by deleting the words "in respect of which London will cause the nominees of Scotland to be appointed as officers".
7.    Conduct of Business Post Closing
The reference to the “Closing” in the second to last line of Section 11.5 shall be revised to read the “Effective Time”.
8.    General Provisions
(a)    No Other Amendments. Except as specifically amended hereby, the Agreement shall continue in full force and effect as written. All references in the Agreement to “this Agreement” (and similar references such as “herein”, “hereof” or “hereto”) shall refer to the Agreement as amended hereby.
(b)    Miscellaneous. The provisions of Article 12 (Miscellaneous) of the Agreement shall apply to this Letter Agreement and are hereby incorporated herein, with necessary modifications.

Signature pages follow.

If you are in agreement with the terms and conditions set out herein, please sign a copy of this letter confirming your agreement and return a copy to us (including by facsimile or other means of electronic communication, including PDF file).
Yours very truly,

SAFEWAY INC.

By:	/s/ Thomas L. Hanavan
Name: Thomas L. Hanavan
Title: Vice President & Assistant Secretary

CANADA SAFEWAY ULC (formerly known as Canada Safeway Limited)

By:	/s/ Thomas L. Hanavan
Name: Thomas L. Hanavan
Title: Vice President Real Estate Law

CANADA SAFEWAY LIQUOR STORES ULC

By:	/s/ Thomas L. Hanavan
Name: Thomas L. Hanavan
Title: Vice President Real Estate Law

SAFEWAY NEW CANADA, INC.

By:	/s/ Thomas L. Hanavan
Name: Thomas L. Hanavan
Title: Vice President & Assistant Secretary

(Acceptance continued on next page)

Acknowledged and agreed to this 30th day of October, 2013 by:

SOBEYS INC.

By:	/s/ Paul A. Jewer
Name: Paul A. Jewer
Title: Chief Financial Officer

By:	/s/ Karin A. McCaskill
Name: Karin A. McCaskill
Title: Senior Vice President, General Counsel and Secretary

EMPIRE COMPANY LIMITED

By:	/s/ Karin A. McCaskill
Name: Karin A. McCaskill
Title: Secretary

By:	/s/ Stewart Mahoney
Name: Stewart Mahoney
Title: VP, Treasury & Investor Relations

cc:
Stewart McKelvey
Suite 900
Purdy’s Wharf Tower One
P.O. Box 997
Halifax, Nova Scotia B3J 2X2
Canada
Attention:    James M. Dickson
Fax:        (902) 420-1417
Email:        jdickson@stewartmckelvey.com

Latham & Watkins LLP
505 Montgomery Street    Suite 2000    San Francisco, CA 94111-6538
Attention:    Scott Haber
Fax:        (415) 395-8095
Email:        scott.haber@lw.com